CONVERTIBLE SECURED BRIDGE LOAN AGREEMENT

THIS AGREEMENT dated October 13, 2025

AMONG:

LARGO INC., a corporation continued under the laws of the Province of Ontario, having an address at 100 King Street West, Suite 1600, Toronto, Ontario M5X 1G5

(the "Borrower")

AND: LARGO RESOURCES (YUKON) LTD., a corporation incorporated under the laws of the Territory of Yukon

("Largo Yukon")

AND: ARIAS RESOURCE CAPITAL FUND III, L.P., a Cayman Islands exempted limited partnership

(the "Lender")

RECITALS:

A. The Lender agrees to make a non-revolving term loan to the Borrower, on the terms and conditions and for the purposes contained herein.

B. The loan is convertible into Units (as defined herein) pursuant to the terms of the Note (as defined herein).

WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In and for the purposes of this Agreement:

"Advance" means the advance made by the Lender under Article 2;

"Advance Outstanding" means outstanding principal amount of the Advance made by the Lender;

"Affiliate" has the meaning attributed to that term in the Business Corporations Act (Ontario);

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

"Automatic Conversion" has the meaning specified in Section 4.1(12);

"Brazilian Entity" means Largo Vanadio De Maracas SA;

"Business Day" means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday in Toronto, Ontario;

"Change of Control" means the occurrence of any of the following events:

(a) any offeror, other than a Lender, has acquired beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, any Voting Shares of the Borrower, that together with the offeror's securities in relation to the Voting Shares of the Borrower, would constitute Voting Shares of the Borrower representing more than fifty percent (50%) of the total voting power attached to all Voting Shares of the Borrower then outstanding;

(b) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Borrower (1) in which the Borrower is not the continuing or surviving entity, or (2) pursuant to which any Voting Shares of the Borrower would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower in which the holders of the Voting Shares of the Borrower immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than eighty percent (80%) of the Voting Shares of the continuing or surviving entity immediately after such transaction; or

(c) any Person or group of Persons, other than the Lender, shall succeed in having a sufficient number of its nominees elected as directors of the Borrower such that such nominees, when added to any existing directors of the Borrower after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the directors of the Borrower.

"Common Shares" means the common shares in the capital of the Borrower;

"Disclosure Documents" means all publicly available press releases, material change reports, information circulars, management's discussion and analysis, annual information forms, financial statements, business acquisition reports and other documents that have been disclosed by the Borrower to the public or filed by the Borrower with applicable securities regulatory authorities in the provinces where the Borrower is a reporting issuer pursuant to applicable securities Laws or otherwise posted by the Borrower on SEDAR as of the date of this Agreement;

"Event of Default" has the meaning specified in Section 7.2;

"Governmental Entity" means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other;

"Interest Rate" means twelve percent (12%) per annum calculated monthly and payable on maturity;

"Laws" means any principle of common law and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity;

"Lien" means, (a) with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothec (whether movable or immovable), hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect to title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) any purchase option, call or similar right of a third party with respect to such asset, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security;

"Loan Documents" mean this Agreement and the Note collectively, and each one individually, a "Loan Document";

"Loan Indebtedness" means the Advance Outstanding, interest thereon and any and all other amounts payable by the Borrower to the Lender hereunder or under any Note;

"Maracás Project" means the Borrower's Maracás Menchen Mine located in Bahia State, Brazil;

"Material Adverse Effect" means a material adverse effect on (a) the ability of the Borrower to perform and comply with its obligations under any Loan Document, (b) the business, operations, property or financial condition of the Borrower and its consolidated subsidiaries, taken as a whole, (c) the validity or enforceability of any term of any Loan Document or (d) that would reasonably be expected to have a significant effect on the market price or value of the Common Shares;

"Maturity Date" means the earlier of (i) the two (2) year anniversary after the date of this Agreement, and (ii) the date on which the Lender declares the Borrower's obligations under the Note and/or this Agreement immediately due and payable after the occurrence of an Event of Default;

"Northern Dancer Project" means the Borrower's tungsten-molybdenum deposit property in Yukon Territory, Canada;

"Note" means a convertible promissory grid note made by the Borrower in favour of the Lender pursuant to Section 2.1, as the same may from time to time be restated, modified, supplemented or amended and in effect;

"Person" means any individual, corporation, body corporate, partnership, joint venture, limited liability company, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative;

"Pledge" has the meaning specified in Section 8.1;

"PPSA" means the Personal Property Security Act, including the regulations thereunder, or any successor statute as the same may from time to time be in effect in the Province of Ontario; provided that, if validity, perfection or the effect of perfection or non-perfection or the priority of any Lien created on the collateral pledged hereunder is governed by the personal property security legislation or other applicable legislation with respect to personal property security in effect in a Canadian jurisdiction other than the Province of Ontario, "PPSA" means the Personal Property Security Act or such other applicable legislation (including, without limitation, the Civil Code of Quebec) in effect from time to time in such jurisdiction for purposes of the provisions hereof relating to such validity, perfection, effect of perfection or non-perfection or priority;

"Taxes" means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Governmental Entity;

"Term Commitment" means, at any time, in respect of the Lender, the maximum amount of Advances that such Lender has covenanted to make under the Loan Facility as set forth on the signature page opposite the Lender's name (which shall be amended and distributed to all parties by the Lender from time to time to reflect any increase or reduction in Term Commitments in accordance with the terms hereof), and which for greater certainty shall in each case be reduced by such Lender's rateable share of the amount of any permanent repayments or reductions required or made hereunder with respect to the Loan Facility;

"TSX" means the Toronto Stock Exchange;

"Units" means a unit consisting of one Common Share and one Warrant;

"Voting Shares" means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event; and

"Warrants" mean Common Share purchase warrants, entitling the holder thereof to acquire one Common Share of the Borrower at an exercise price of US$1.22 for five years from the date of issuance.

1.2 Interpretation

In and for the purposes of this Agreement:

(1) "this Agreement" means this convertible secured bridge loan agreement as the same may from time to time be further restated, modified, supplemented or amended and in effect;

(2) all references in this Agreement to designated "Articles", "sections" and other subdivisions are to the designated Articles, sections and other subdivisions of this Agreement;

(3) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, section or other subdivision;

(4) the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(5) the singular of any term includes the plural, and vice versa, the use of any term is generally applicable to any gender and where applicable, a body corporate, the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto);

(6) except where expressly noted otherwise, all amounts in this Agreement are stated in Canadian dollars;

(7) all amounts required to be paid under this Agreement are to be paid in Canadian dollars;

(8) any reference to a corporate entity includes and is also a reference to a corporate entity that is a successor to such corporate entity; and

(9) except as otherwise expressly provided herein, where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.

ARTICLE 2
AMOUNT AND TERMS OF THE LOAN

2.1 Loan Facility

(1) Subject to the terms and conditions hereof, the Lender agrees to make an advance to the Borrower on the date hereof in the amount of US$5,000,000 (the "Advance").

(2) The Loan Facility does not revolve and any amount repaid or prepaid, as the case may be, under the Loan Facility cannot be reborrowed and reduces the Term Commitments, rateably by the amount repaid or prepaid, as the case may be.

2.2 Note

The Borrower will execute and deliver to the Lender a Note in the form set forth in Schedule A hereto to evidence the Advance.

2.3 Interest

(1) The Borrower shall pay interest on the unpaid principal amount of the Advance from the date of the Advance until the principal amount of the Advance is repaid in full, at the Interest Rate, payable in arrears on the earlier of repayment of principal or the Maturity Date.

(2) Interest shall be calculated and payable in arrears on the first (1st) Business Day of each month.

(3) The Borrower is entitled to deduct and withhold from any payment made to the Lender hereunder such amounts as the Borrower is required or permitted to deduct and withhold with respect to the payment under the Income Tax Act (Canada) or any provision of any applicable provincial, territorial, municipal state, local or foreign tax law, in each case, as amended ("Withholding Taxes"); provided, however, if any such Withholding Taxes are deducted or withheld, the Borrower shall pay such additional amounts as are necessary so that, after making all required deductions and withholdings, the Lender receives a net amount equal to the full amount the Lender would have received had no deductions or withholdings been required. The Lender shall not be liable for any Withholding Taxes required to be deducted or withheld by the Borrower under applicable law, and the Borrower shall indemnify and hold harmless the Lender from and against any claims, liabilities, costs or expenses arising in connection with such Withholding Taxes..

(4) Interest will be calculated daily on the basis of the number of days elapsed in a year of three-hundred-and-sixty (360) days consisting of twelve (12) 30-day months.

(5) Upon and after the occurrence of an Event of Default, and during the continuation thereof, the Advance Outstanding shall bear interest at the Interest Rate plus three percent (3%) per annum, calculated and compounded quarterly, in arrears.

(6) For purposes of the Interest Act (Canada) and disclosure thereunder: (a) whenever any interest or any fee to be paid hereunder or under the Note, or in connection herewith or therewith is to be calculated on the basis other than a full calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days comprising such other basis, (b) the rates of interest under this Agreement and the Note are nominal rates and not effective rates or yields and (c) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement or the Note.

2.4 Maturity Date

Subject to Section 7.3, the Loan Indebtedness will be due and payable in full on the Maturity Date.

2.5 Mandatory Repayment

The Borrower shall repay the Advance Outstanding, together with all accrued and unpaid interest thereon:

(1) in an amount equal to the lesser of (a) the net proceeds of any financing transaction by the Borrower and (b) the amount of the Loan Indebtedness;

(2) in full, if a Change of Control shall have occurred; and

(3) in full upon acceleration as a result of an Event of Default pursuant to Section 7.3.

2.6 Use of Proceeds

The Borrower shall use the proceeds of Advances under the Loan Facility solely to finance development costs and for general corporate purposes of the Maracás Project consistent with the indicative use of proceeds set forth in Schedule B.

ARTICLE 3
PAYMENTS

3.1 Place of Payment

All payments of principal, interest and other amounts to be made by the Borrower to the Lender pursuant to this Agreement shall be made to such the Lender at the office of such the Lender at its address set forth below in Section 9.3 (or at such other place as may be specified by such the Lender by notice in writing to the Borrower) in immediately available funds for value on the day such amount is due.

3.2 Time of Payment

If any payment made to the Lender hereunder is made after 10:00 a.m. (Toronto time) on any day, such payment will be deemed to have been made on the immediately following Business Day for purposes of the calculation of interest and interest will accrue due to such following Business Day.

3.3 Application of Payments

Except where the Borrower, so long as no Event of Default has occurred which is continuing, otherwise designates in writing to the Lender, the Lender will have the right to allocate any and all payments made to such Lender hereunder in such manner, order and priority as such Lender in its absolute discretion may determine.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Borrower and Largo Yukon

The Borrower and Largo Yukon jointly and severally represent and warrant as follows to the Lender and acknowledge and confirm that the Lender is relying upon such representations and warranties:

(1) each of the Borrower and Largo Yukon is a corporation duly and validly existing and in good standing under the Laws of its governing jurisdiction and it is up to date in respect of all filings required by Law or by any Governmental Entity;

(2) each of the Borrower and Largo Yukon has the requisite corporate power and capacity to enter into the Loan Documents to which it is a party and to perform its obligations hereunder and thereunder, as applicable. Each of the Borrower and Largo Yukon has received all requisite board of director approvals with respect to the execution and delivery of the Loan Documents to which it is a party;

(3) each of the Borrower and Largo Yukon has all requisite corporate power and authority and is duly qualified and possesses all material Authorizations necessary (and has not received or is not aware of any modification or revocation to such Authorizations that could reasonably be expected to have a Material Adverse Effect, or except for such modifications or amendments as are necessary for the conduct of its business) to carry on its business as now conducted and to own or lease its properties and assets, except for those Authorizations, the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect;

(4) the Loan Documents to which it is a party have been duly and validly executed and delivered by each of the Borrower and Largo Yukon, as applicable, and constitute legal, valid and binding obligations of each of the Borrower and Largo Yukon, as applicable, enforceable against each of each of the Borrower and Largo Yukon, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other Laws of general application limiting the enforceability of creditors' rights and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(5) this Agreement and the Note, and the exercise of the rights and performance of the obligations of each of the Borrower and Largo Yukon hereunder and thereunder does not:

(i) conflict with any agreement, mortgage, bond or other instrument to which either of the Borrower or Largo Yukon is a party or which is binding on their respective assets;

(ii) conflict with the constating or constitutive documents of either of the Borrower or Largo Yukon; or

(iii) conflict with or violate any Law;

(6) other than the approval of the TSX, no regulatory or third party consents are required to be obtained by either of the Borrower or Largo Yukon in connection with their execution and deliver or performance of the Loan Documents or the transactions contemplated hereby or thereby;

(7) the Borrower is a "reporting issuer" in the provinces of Ontario, Alberta and British Columbia, and it is not in default in any material respect of any requirement of the securities Laws of such jurisdictions, and the Borrower is not included on a list of defaulting reporting issuers maintained by any of the securities regulators in such provinces;

(8) none of the properties (or any interest in, or right to earn an interest in, any property) of the Borrower and its subsidiaries, including the Northern Dancer Project, is subject to any right of first refusal or purchase or acquisition rights which are not disclosed in the Disclosure Documents;

(9) Largo Yukon has all necessary corporate power to own the Northern Dancer Project. Largo Yukon is in material compliance with all Laws, licenses, registrations, permits, consents and qualifications to which the Northern Dancer Project is subject.

(10) neither the Borrower nor Largo Yukon is in material default of any credit facility or material contract it has executed and delivered, to which their respective assets are subject or by which their respective assets are bound;

(11) neither the Borrower nor Largo Yukon has denied the Lender access to any material information in their respective control or possession with respect to the Northern Dancer Project and any corporate matters pertaining to it, requested by the Lender. To the best of the knowledge, information and belief of each of the Borrower and Largo Yukon, all material information relating to the Northern Dancer Project has been made available to the Lender;

(12) upon automatic conversion of the Unpaid Principal Balance into Units (the "Automatic Conversion") and upon payment of the Conversion Price (as defined in the Note) in accordance with the terms of the Note, when issued, the Common Shares issuable upon Automatic Conversion will be validly issued as fully paid and non-assessable Common Shares in the capital of the Borrower; and

(13) no Event of Default has occurred and no event has occurred which constitutes or which, with the giving of notice, lapse of time or otherwise would constitute, an Event of Default.

4.2 Representations and Warranties of the Lender

The Lender, solely with respect to itself, represents and warrants as follows to the Borrower and Largo Yukon and acknowledge and confirm that the Borrower and Largo Yukon are relying upon such representations and warranties:

(1) such Lender is an exempted limited partnership duly and validly existing and in good standing under the Laws of its governing jurisdiction;

(2) such Lender has the requisite power and authority to enter into the Loan Documents to which it is a party and to perform its obligations hereunder and thereunder, as applicable. Such Lender has received all requisite internal partnership approvals with respect to the execution and delivery of Loan Documents to which it is a party; and

(3) the Loan Documents to which it is a party have been duly and validly executed and delivered by such Lender, and constitute legal, valid and binding obligations of such Lender, enforceable against such Lender in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other Laws of general application limiting the enforceability of creditors' rights and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

4.3 Nature of Representations and Warranties

The representations and warranties set out in Section 4.1 and 4.2 shall survive the execution and delivery of this Agreement and the making of any Advance hereunder notwithstanding any investigations or examinations which may be made by the Lender or its counsel.

ARTICLE 5
COVENANTS OF THE BORROWER

5.1 Positive Covenants

The Borrower covenants and agrees with the Lender that the Borrower will:

(a) Corporate Existence.  It shall do or cause to be done all things necessary or desirable to maintain its corporate existence and to maintain its corporate power and capacity to perform its obligations under the Loan Documents.

(b) Punctual Payment.  It shall pay or cause to be paid all sums of money due and payable by it under the Loan Documents on the dates and in the manner specified in such documents.

(c) Further Acts.  It shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such other acts, agreements, instruments and assurances as the Lender or its counsel shall reasonably require.

(d) Compliance with Laws.  It shall do, observe and perform all material matters and things necessary or expedient to be done, observed or performed under all applicable laws of each jurisdiction where it carries on and conducts its business or owns or possesses its properties and assets.

(e) Taxes.  It shall pay or cause to be paid all rents, taxes, or other obligations to pay money validly levied, assessed or imposed upon it or upon its undertaking, property and assets or any part thereof as and when the same become due and payable.

(f) Dealing with the Yukon Shares.  It shall not, without the prior written consent of the Lender, other than pursuant to the Pledge herein, sell, exchange, release, abandon, encumber, pledge, option or otherwise dispose of, absolutely or by way of security, any of its right, title or interest in and to the Yukon Shares.

ARTICLE 6
CONDITIONS PRECEDENT

6.1 Conditions Precedent

Unless the Lender otherwise agree in writing or unless waived by the Lender in writing, the obligation of the Lender to make an Advance hereunder is subject to the fulfilment of the following conditions:

(1) the Borrower shall have executed and delivered to the Lender a Note in respect of such Advance, and such Note shall be in full force and effect;

(2) the Lender shall have received such assurances and documents as the Lender deem necessary or appropriate to evidence the capacity and authority of the Borrower to borrow under the Loan Facility and be bound by the terms and conditions of the Loan Documents to which it is a party;

(3) the representations and warranties set forth in Section 4.1 shall be true and accurate in all material respects as of the date of such Advance;

(4) all regulatory approvals, including TSX approval, required in connection with the completion of the transactions contemplated by this Agreement shall have been obtained by the Borrower on terms acceptable to the Lender, acting reasonably, and there shall be no issued or pending order, injunction, proceeding, judgement or ruling filed or imposed by any Governmental Entity for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or claiming that such transactions are improper; and

(5) no event shall have occurred and be continuing as of the date of such Advance which constitutes an Event of Default or which with the giving of notice or lapse of time or otherwise would constitute an Event of Default nor shall such Advance result in the occurrence of any such event.

ARTICLE 7
DEFAULT

7.1 Limited Recourse

(1) The Lender will be limited in recourse under this Agreement to the Yukon Shares pledged pursuant to Section 8.1 of this Agreement (including, without imitation, all dividends and income derived therefrom or payable in connection therewith) and any amounts received or receivable pursuant to a realization on the Yukon Shares under this Agreement, and the liability of the Borrower under this Agreement is limited to the liability required to permit the Lender to so realize upon the Yukon Shares. The Lender shall not under any circumstances have any right to any other payment from the Borrower, and no assets of the Borrower, other than the Yukon Shares, can be subject to any claims of the Lender with respect to this Agreement; and

(2) The Lender is not entitled to, and shall not, sue or commence or join any action or proceeding against the Borrower to recover any sum owing by it pursuant to this Agreement unless such suit, action or proceeding is necessary to permit the Lender to realize upon the Yukon Shares (and then only to the extent so necessary).

7.2 Events of Default

Each of the following events constitutes an "Event of Default" hereunder:

(1) any failure by the Borrower to pay any principal or interest or any part thereof when due under the Loan Documents;

(2) any of the representations, warranties and covenants of the Borrower contained in any Loan Document being false or incorrect in any material respect;

(3) the filing of an application or petition, the commencing of a proceeding or the passing of a resolution for the liquidation, winding-up or dissolution of the Borrower or Largo Physical Vanadium Corp. (the "Issuer"), or the granting or issuing of an order for the liquidation, winding-up or dissolution of the Borrower or the Issuer;

(4) an execution, sequestration or any other process of any court or other tribunal becoming enforceable against the Borrower or the Issuer, or a distress or analogous process being taken or issued against or levied upon any property of the Borrower or the Issuer;

(5) the appointment of a trustee, monitor, receiver, receiver and manager, agent, liquidator or other similar administrator of, or the taking by a secured party or any other encumbrancer of possession of, the property and assets of the Borrower or the Issuer or any part thereof;

(6) the Borrower, the Issuer or the Brazilian Entity taking any action or commencing any proceeding, or any action or proceeding being taken or commenced by another person or persons, relating to the reorganization, readjustment, compromise or settlement of the debts owed by the Borrower or the Issuer to its creditors including, without limitation, the filing of a notice of intention to make a proposal or the filing of a proposal pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) or otherwise, the making of an order under the Companies' Creditors Arrangements Act (Canada) or any other legislation of any province or territory in Canada, the Parliament of Canada or any other country, state or jurisdiction dealing with creditors' arrangements, or the commencement of any similar action or proceeding in the Province of Ontario or any other jurisdiction (including, in each case, Brazil or any state or political subdivision thereof); and

(7) the Borrower or the Issuer being declared bankrupt by a court of competent jurisdiction, filing a voluntary assignment in bankruptcy, or any person(s) filing a petition for a receiving order against the Borrower or the Issuer under the Bankruptcy and Insolvency Act (Canada) or taking any action or commencing any proceeding under the laws of any jurisdiction which may result in the Borrower or the Issuer being declared bankrupt.

7.3 Acceleration

Upon the occurrence and during the continuance of any Event of Default, the Lender may do one or more of the following at any time or times and in any order that the Lender in its absolute discretion may determine:

(1) by notice in writing to the Borrower, terminate any obligation of the Lender to make its Term Commitment available to the Borrower;

(2) by notice in writing to the Borrower, declare the Loan Indebtedness to be forthwith due and payable, whereupon the same will become and be forthwith due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Borrower; and

(3) without notice to or demand upon the Borrower, which are expressly waived by the Borrower, proceed to protect, exercise and enforce its rights and remedies under the Loan Documents and such other rights and remedies as are provided at Law or in equity or by statute.

7.4 Records

The records of the Lender as to its pro rata share of the Loan Indebtedness outstanding at any time or as to the occurrence of an Event of Default or of any demand for payment having been made upon the Borrower will be prima facie proof of such fact.

ARTICLE 8
SHARE PLEDGE

8.1 Pledge

As continuing collateral security for the due and punctual performance and discharge of the Borrower's obligations under Loan Documents to the Lender, the Borrower hereby assigns, mortgages, charges, hypothecates and pledges (the "Pledge") to the Lender:

(a) 100 common shares of Largo Yukon ("Yukon Shares"), which is the Borrower's wholly owned subsidiary that holds a one hundred percent (100%) interest in the Northern Dancer Project;

(b) all dividends, distributions and other income derived from or in respect of the Yukon Shares or payable in connection therewith; and

(c) all proceeds (within the meaning of the PPSA) of the foregoing.

8.2 Alteration of Capital

(1) The term "Yukon Shares" described in Section 8.1 include any substitution therefor, additions thereto or proceeds thereof, arising out of any consolidation, subdivision, reclassification, stock dividend or similar increase or decrease in or alteration of the capital of Largo Yukon or any other event. Without limiting the generality of the foregoing, the Borrower will (a) concurrently with the execution of this Agreement, deliver to the Lender any security certificates representing the Yukon Shares together with stock powers of attorney in respect of such securities and (B) forthwith upon receipt by the Borrower, deliver to the Lender any security certificates issued in replacement for or in addition to the security certificates delivered herewith together with stock powers of attorney in respect of such securities.

(2) If the Yukon Shares are now or at any time hereafter become evidenced in whole or in part by uncertificated securities registered or recorded in records maintained by or on behalf of Largo Yukon in the name of a clearing agency or a custodian or of a nominee of either, the Borrower shall, at the request of the Lender, cause the Pledge to be entered in the records of the clearing agency and/or enter into, and cause any applicable securities intermediary to enter into, a customary uncertificated securities control agreement with respect to such uncertificated securities, in form and substance satisfactory to the Lender.

8.3 Remedies

Whenever the Pledge has become enforceable, the Lender may at any time in its sole discretion realize upon or otherwise dispose of the Yukon Shares by sale, transfer or delivery or may exercise and enforce all rights and remedies of a holder of the Yukon Shares as if the Lender were absolute owner thereof, without notice to or control by the Borrower (except as required by law), and any such remedy may be exercised separately or in combination and shall be in addition to and not in substitution for any other rights the Lender may have, however created. The Lender shall not be bound to exercise any such right or remedy, and the exercise of such rights and remedies shall be without prejudice to the rights of the Lender in respect of the obligations including the right to claim for any deficiency.

8.4 Application of Proceeds, Return of Surplus

Upon any realization by the Lender on the Yukon Shares pursuant to Section 8.3, the proceeds of such realization shall be applied as follows: first, to pay all costs and expenses incurred by the Lender in connection with the enforcement of the Pledge and the realization on the Yukon Shares; second, to pay all amounts owing by the Borrower to the Lender under the Loan Documents, including, without limitation, the Advance Outstanding, accrued and unpaid interest, and any other amounts due and payable under the Loan Documents. Any surplus proceeds remaining after payment in full of such amounts must be promptly remitted by the Lender to the Borrower or as otherwise required by law.

8.5 Dealings with Third Parties

(1) No person dealing with the Lender or its agent or a receiver shall be required (i) to determine whether the Pledge has become enforceable; (ii) to determine whether the powers which the Lender or its agent is purporting to exercise have become exercisable; (iii) to determine whether any money remains due to the Lender by the Borrower; (iv) to determine the necessity or expediency of the stipulations and conditions subject to which any sale or lease shall be made; (v) to determine the propriety or regularity of any sale of or any other dealing by the Lender with the Yukon Shares; or (vi) to see to the application of any money paid to the Lender.

(2) Any purchaser of Yukon Shares from the Lender or its nominee shall hold the Yukon Shares absolutely, free from any claim or right of whatever kind, including any equity of redemption of the Borrower, which the Borrower hereby specifically waives (to the fullest extent permitted by law) as against any such purchaser, all rights of redemption, stay or appraisal which the Borrower has or may have under any rule of law or statute now existing or hereafter adopted.

8.6 Rights of Borrower

(1) Until the occurrence of an Event of Default, the Borrower shall be entitled to exercise all voting rights attached to the Yukon Shares and for such purpose, the Lender will, from time to time, at the request of the Borrower, execute valid proxies; provided that no vote shall be case or action taken which would be prejudicial to the interests of the Lender or imposing any restriction on the transferability of any of the Yukon Shares. All such rights of the Borrower to vote shall cease immediately on the occurrence of an Event of Default.

(2) Until the occurrence of an Event of Default, all dividends, distributions, interest and other income in respect of the Yukon Shares and all proceeds received by the Borrower in respect of the Yukon Shares may be received by the Borrower in the ordinary course.

8.7 Attachment

The Borrower and the Lender acknowledge that (i) value has been given; (ii) the Borrower has rights in the Yukon Shares; (iii) they have not agreed to postpone the time of attachment within the Pledge; and (iv) the Borrower has received a copy of this Agreement.

8.8 Further Assurances

The Borrower shall from time to time, whether before or after the Pledge has become enforceable, do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as the Lender may require for perfecting the security constituted hereby and for facilitating the sale of the Yukon Shares in connection with any realization thereof and for exercising all powers, authorities and discretions hereby conferred upon the Lender.

ARTICLE 9
MISCELLANEOUS

9.1 Payment of Costs

Each party will independently bear its own fees, costs and expenses in connection with the negotiation, preparation, execution, delivery, administration and enforcement of any Loan Document and any matter related hereto or thereto, including the fees and disbursements of any legal counsel, independent accountant or other outside expert retained by such party.

9.2 Further Assurances

The Borrower shall, at its expense and without expense to the Lender, do, execute and deliver such further acts and documents as the Lender from time to time require for the assuring and confirming unto the Lender the rights hereby created or intended now or hereafter so to be, or for carrying out the intention or facilitating the performance of the terms of this Agreement.

9.3 Notice

Any demand, notice or communication required or permitted to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by facsimile or other electronic means of communication addressed to the respective parties as follows:

(1) To the Borrower or Largo Yukon:

Largo Inc.
100 King Street West, Suite 1600
Toronto, Ontario M5X 1G5

Attention: Interim Chief Executive Officer

Email: ***

With a copy to:

Stikeman Elliott LLP

5300 Commerce Court West,

199 Bay Street,

Toronto, Ontario M5L 1B9

Attention: Darin Renton

Facsimile: 416-947-0866

(2) To the Lender:

Arias Resource Capital Fund III L.P.
***

Attention: J. Alberto Arias
Email: ***

Attention: Patrick White
Email: ***

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section 9.3. Any demand, notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof to the office of the party for whom it is intended, or, if made or given by facsimile or other electronic means of communication, on the first (1st) Business Day following the transmittal thereof to the office of the party for whom it is intended.

9.4 No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder will be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such party hereunder; failure on the part of either party hereto to declare such other party in default, irrespective of how long such act continues, will not constitute a waiver by such party of its rights hereunder.

9.5 Invalidity

If any provision of this Agreement or the application thereof to any person or circumstance is invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances will not be affected thereby and will be enforceable to the greatest extent permitted by Law.

9.6 Enurement

This Agreement will enure to the benefit of and be binding upon the Lender and the Borrower and their respective successors and assigns; provided that the Borrower may not assign any of its rights or obligations hereunder or any of its interest herein to any Person without the prior written consent of the Lender.

9.7 Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default, the Lender is authorized at any time and from time to time, to the fullest extent permitted by Law (including general principles of common-law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower under any of the Loan Documents, irrespective of whether or not the Lender has made demand under any of the Loan Documents and although such obligations may be unmatured or contingent. If an obligation is unascertained, the Lender may, in good faith, estimate the obligation and exercise its right of set-off in respect of the estimate, subject to providing the Borrower with an accounting when the obligation is finally determined. The Lender shall promptly notify the Borrower after any set-off and application is made by it, provided that the failure to give notice shall not affect the validity of the set-off and application. The rights of the Lender under this Section 9.7 are in addition to any other rights and remedies (including all other rights of set-off) which the Lender may have.

9.8 Confidentiality

The Lender agrees that all documentation and other information made available by the Borrower to it under or in connection with this Agreement, the Note and any other related documents shall (except to the extent such documentation or other information (i) is publicly available or hereafter becomes publicly available other than by action of the Lender, (ii) was theretofore known or hereinafter becomes known to the Lender independently of any disclosure by the Borrower, or (iii) is required by any governmental entities or regulators as needed to comply with applicable Laws) to be held in confidence by the Lender and used solely in the evaluation, administration and enforcement of the Advances and all matters related to this Agreement, the Note and the transactions contemplated hereby and thereby, and in the prosecution of defence of legal proceedings arising in connection herewith and therewith. The terms of this Section shall survive the termination of this Agreement.

9.9 Governing Law

This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

9.10 Counterparts

This Agreement may be executed in one or more counterparts and by electronic transmission of an authorized signature, each of which shall be deemed to be an original but which when taken together shall constitute one and the same agreement.

9.11 Amalgamation

The Borrower acknowledges and agrees that in the event it amalgamates with any other corporation or corporations, it is the intention of the parties that the security interests granted hereunder (i) extend to: (A) all of the collateral pledged hereunder that any of the amalgamating corporations then owns, (B) all of the collateral pledged hereunder that the amalgamated corporation thereafter acquires, (C) all of the collateral pledged hereunder in which any of the amalgamating corporations then has any interest and (D) all of the collateral pledged hereunder in which the amalgamated corporation thereafter acquires any interest; and (ii) secures the payment and performance of all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable by each of the amalgamating corporations and the amalgamated corporation to the Lender, in any currency, under, in connection with or pursuant to the Loan Documents, and whether incurred alone or jointly with another or others and whether as principal, guarantor or surety and whether incurred prior to, at the time of or subsequent to the amalgamation, The security interests granted hereunder attach to the additional collateral at the time of amalgamation and to any collateral thereafter owned or acquired by the amalgamated corporation when such collateral becomes owned or is acquired. Upon any such amalgamation, the defined term "Borrower" means, collectively, each of the amalgamating corporations and the amalgamated corporation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

LARGO INC. as Borrower

By:
Name:
Title:
LARGO RESOURCES (YUKON) LTD. as Largo Yukon

By:
Name:
Title:

TERM COMMITMENT:	THE LENDER:

$5,000,000	ARIAS RESOURCE CAPITAL FUND III L.P., by its general partner, Arias Resource Capital GP II Ltd.

By:
J. Alberto Arias
Director

Signature Page - Largo Bridge Loan Agreement

Schedule A - CONVERTIBLE PROMISSORY GRID NOTE

US$5,000,0000	October 13, 2025

1. FOR VALUE RECEIVED, Largo Inc., an Ontario corporation (the "Borrower"), hereby promises to pay to ARIAS RESOURCE CAPITAL FUND III L.P., a Cayman Islands exempted limited partnership (the "Lender") at such times as are stipulated in the Loan Agreement (as hereinafter defined), the principal amount of the Advances made by the Lender to the Borrower under the Loan Agreement and outstanding as recorded by the Lender in the column headed "Unpaid Principal Balance" on the schedule attached to and forming part of this Note and to pay interest on the principal amount outstanding from time to time, after as well as before maturity, default and judgment, at the rate provided for in, and otherwise in accordance with the terms of, the Loan Agreement.

2. Reference is made to the convertible secured bridge loan agreement (such loan agreement as the same may from time to time be restated, modified, supplemented or amended and in effect is herein referred to as the "Loan Agreement") dated October 13, 2025, among, inter alias, the Borrower and the Lender. This is a Note referred to in Section 2.2 of the Loan Agreement and it bears all of the rights, benefits and obligations provided for in the Loan Agreement. Without limiting the generality of the foregoing, the Loan Agreement provides for the rate of interest payable upon the principal amount outstanding from time to time, the method, times and place for payments of interest, principal and other amounts and the Lender's entitlement to payment of amounts outstanding hereunder and thereunder. In accordance with the terms of the Loan Agreement, upon the occurrence and during the continuance of an Event of Default all amounts outstanding hereunder will, at the option of the Lender, become immediately due and payable in full.

3. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Loan Agreement.

4. Conversion

4.1 Automatic Conversion upon Private Placement or Prospectus Offering.

Subject to TSX approval of the hardship exemption granted to the Borrower by the TSX, upon the closing of the private placement (the "Private Placement") on or about October 22, 2025, the entire Unpaid Principal Balance outstanding and payable to the Lender under the Loan Agreement shall automatically and immediately be converted into Units, at a price per Unit of CAD$1.7127 (US$1.22) (the "Conversion Price").  Any unpaid interest payable to the Lender under the Loan Agreement accrued between the effective date of the Loan Agreement and the closing of the Private Placement, will be waived by the Lender without any further action required by the Lender or the Borrower. The Borrower shall promptly deliver to the Lender the requisite number of Units accordance with the procedures set forth herein. If TSX approval of the hardship exemption is not granted, this Loan Agreement will remain non-convertible, unless amended and subject to further TSX approval

4.2 Reservation of Shares.

The Borrower shall reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the Automatic Conversion, such number of Common Shares as shall from time to time be sufficient to issue the Common Shares, upon the Automatic Conversion of the then outstanding Unpaid Principal Balance of the Loan.

4.3 Securities Law Restrictions.

Notwithstanding anything herein contained, Common Shares may only be issued pursuant to the Automatic Conversion in compliance with applicable securities Laws. Any Common Shares issued to the Lender pursuant to the Automatic Conversion will bear the following legend or notation:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS PLUS ONE DAY FROM THE CLOSING DATE]"

WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [THE DATE THAT IS FOUR MONTHS PLUS ONE DAY FROM THE CLOSING DATE].";

provided that at any time subsequent to the date that is four (4) months from the distribution date any certificate representing such Common Shares may be exchanged for a certificate or certificates bearing no such legends or the notation on such Common Shares shall be removed, as the case may be. The Borrower hereby covenants and agrees that it will use its commercially reasonable best efforts to, as applicable, (i) deliver or cause to be delivered a certificate or certificates representing such Common Shares bearing no such legends within three (3) Business Days after receipt of the legended certificates or (ii) remove the notation on such Common Shares within three (3) Business Days after receipt of request from the holder of such Common Shares to remove such notation.

4.4 Charges for Exchange or Transfer.

If necessary, the Borrower will from time to time withhold and promptly pay or make provision for the payment of any and all taxes which may be imposed by Laws with respect to the issuance or delivery of the Common Shares to the Lender upon Automatic Conversion.

5. Adjustment of Conversion Price

Subject to TSX prior approval, the Automatic Conversion in effect at any date attaching to this Note shall be subject to adjustment from time to time as follows:

(a) if and whenever at any time prior to the Maturity Date, the Borrower shall:

(i) subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of Common Shares; or

(iii) issue to all or substantially all of the holders of the Common Shares, by way of stock distribution, stock dividend or otherwise, Common Shares or securities convertible into Common Shares;

(any of the events described in (i), (ii) and (iii) being referred to as a "Share Reorganization");

the number of Common Shares that the Lender is entitled to receive upon the exercise of the Automatic Conversion (the "Exchange Number") shall be adjusted immediately after the record date at which the holders of the Common Shares are determined for the purpose of such Share Reorganization by multiplying the Exchange Number in effect on the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after giving effect to the Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date) and the denominator shall be the total number of Common Shares outstanding immediately prior to such date;

(b) if and whenever at any time prior to the Maturity Date, there is a reclassification of the Common Shares or a capital reorganization of the Borrower other than as described in Section 5(a) or a consolidation, amalgamation or merger of the Borrower with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Borrower as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity or any other business combination transaction involving the Borrower (any such event being called a "Capital Reorganization") Automatic Conversion has not occurred prior to the effective date of such Capital Reorganization, upon such Automatic Conversion thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares the Lender would otherwise be entitled to acquire, the number of Common Shares or other securities or property of the Borrower or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that the Lender would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Lender had been the registered holder of the number of Common Shares sought to be acquired by it;

(c) if and whenever at any time prior to the Maturity Date, the Borrower shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Shares or securities convertible or exchangeable for Common Shares ("Convertible Instruments") within a period of forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of less than ninety-five percent (95%) of the ten day volume weighted average trading price of the Common Shares on the TSX at the record date for such distribution (any such issuance being herein called a "Rights Offering" and Common Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Instruments offered by the Rights Offering being herein called the "Offered Shares"), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Instruments so offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering; and (ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Instruments so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the ten day volume weighted average trading price of the Common Shares on the TSX on the record date.

Any Offered Shares owned by or held for the account of the Borrower shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Instruments into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d) if and whenever prior to the Maturity Date, the Borrower shall issue or distribute to all or substantially all the holders of the Common Shares (i) securities of any class other than Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within forty-five (45) days from the date of issue thereof at a price, or at a conversion price, of at least ninety five percent (95%) of the ten (10) day volume weighted average trading price of the Common Shares on the TSX at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends paid in the ordinary course) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a "Special Distribution"), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that determined by multiplying the unadjusted Exchange Number by a fraction (1) the numerator of which will be the product of the number of Common Shares outstanding on such record date and the ten day volume weighted average trading price thereof on the record date; and (2) the denominator of which will be (a) the product of the number of Common Shares outstanding on such record date and the ten day volume weighted average trading price thereof on the record date; less (b) the applicable Fair Market Value on the record date of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

For purposes of this Section 5(d), "cash dividends paid in the ordinary course" means dividends having a value which do not exceed, in the aggregate, the greater of (a) one hundred and fifty percent (150%) of the aggregate amount or value of dividends paid by the Borrower on the Common Shares in its immediately preceding financial year; and (b) one hundred percent (100%) of the aggregate consolidated net income of the Borrower determined before computation of unusual or extraordinary items and in accordance with GAAP, for the immediately preceding fiscal year.

For purposes of this Section 5(d), "Fair Market Value" as at any date, means: (i) with respect to a security listed and posted for trading on the TSX or any other stock exchange, the volume weighted average trading price of such securities on such stock exchange for the ten (10) consecutive trading days immediately preceding, but not including, the day as of which the fair market value is being determined, or (ii) with respect to a security not listed and posted for trading on the TSX or any other stock exchange, or any other property, the fair market value thereof on such date as determined by three independent members of the Investment Industry Regulatory Organization of Canada selected from time to time by the board of directors of the Borrower for such purpose.

Any Common Shares owned by or held for the account of the Borrower shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(e) the adjustments provided for in this Article 5 in the number of Common Shares and classes of securities which are to be received on Automatic Conversion are cumulative and shall apply to successive issues, subdivisions, combinations, consolidations, distributions and any other events that would require an adjustment of the Exchange Number or the number or kind securities issuable hereunder;

(f) if and whenever at any time prior to the Maturity Date, the Borrower shall reclassify or otherwise change the outstanding Common Shares, the Automatic Conversion shall be adjusted effective immediately upon the reclassification becoming effective so that the Lender shall be entitled to receive Common Shares as it would have received had the Automatic Conversion occurred immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article 5;

(g) any adjustment of the Exchange Number as set forth herein shall also include a corresponding adjustment to the Conversion Price which shall be calculated by multiplying the Conversion Price by a fraction: (i) the numerator of which shall be the Exchange Number prior to the adjustment, and (ii) the denominator of which shall be the Exchange Number after the adjustment. No adjustment in the Conversion Price shall be required unless the cumulative effect of such adjustment or adjustments would change the Conversion Price by at least one percent (1%) of the prevailing Conversion Price provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(h) all calculations under this Article 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Article 5, the number of Common Shares outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) outstanding;

(i) notwithstanding the foregoing, no adjustment will be made in respect of an event described herein if the Lender is entitled to participate in the event on the same terms, mutatis mutandis, as if the Automatic Conversion occurred immediately before the effective date of or record date for the event, such participation being subject to the prior written consent of any stock exchange upon which the Common Shares are listed for trading;

(j) except as otherwise provided pursuant to the Business Corporations Act (Ontario), this Note and the Automatic Conversion herein shall not entitle the Lender to any rights of a shareholder of the Borrower, unless and to the extent converted into Common Shares;

(k) if at any time a dispute arises with respect to adjustments provided for in this Article 5, such dispute will be conclusively determined by the auditors of the Borrower, or if they are not appointed or unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the board of directors of the Borrower and any such determination will be binding upon the Borrower, the Lender and shareholders of the Borrower. The Borrower will provide such auditors or accountants with access to all necessary records of the Borrower;

(l) the Borrower will from time to time, as soon as is reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 5, give written notice to the Lender specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; and

(m) the Borrower covenants to and in favour of the Lender that so long as any principal amount of the Loan hereunder remains outstanding, it will give written notice to the Lender of its intention to fix a record date for any event referred to in this Article 5 (other than a subdivision or consolidation of Common Shares) which may give rise to an adjustment in the Conversion Price and, in each case, such notice must specify the particulars of such event, the record date and the effective date for such event; provided that the Borrower is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice must be given not less than five days, in each case, prior to such applicable record date or effective date.

6. Time shall be of the essence of this Note. All payments of interest and principal shall be made in lawful currency of the United States at the times and place and for value on the date due as set forth in the Loan Agreement.

7. Extension of time for payment of all or any part of the amounts owing hereunder at any time or failure of the Lender to enforce any of its rights or remedies hereunder shall not release the Borrower and shall not constitute a waiver of the rights of the Lender to enforce such rights and remedies thereafter.

8. The Borrower hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this Note.

9. This Note is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Borrower has executed this Note.

LARGO INC.

By:
Authorized Signatory

ADVANCES AND PAYMENTS OF PRINCIPAL

DATE	AMOUNT OF ADVANCE (US$)	PRINCIPAL REPAID	UNPAID PRINCIPAL BALANCE	NOTATION BY
October 13, 2025	$5,000,000

TOTAL:	$5,000,000

Schedule B - USE OF PROCEEDS

The Advance under this Agreement shall be applied solely for working capital purposes, principally to pay suppliers and trade creditors in connection with the ongoing operations of the Borrower's Maracás Project.

B - 1